FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Material fact dated November 3rd, 2010.

Official notice

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

November 3rd, 2010

Repsol International Capital, Limited (the “Company”), an indirect wholly owned subsidiary of Repsol YPF, S.A., has called a General Shareholders’ Meeting which will be held next November 12th, 2010.

In such meeting, a proposal of the Board of Directors (i) to move the registered office of the Company, inside the same municipality and, consequently, to amend the second paragraph of the Company’s Restated Memorandum of Association; and (ii) to amend the Company’s Restated Memorandum of Association and Restated Articles of Association in order to include the current share capital of the Company as increased by resolutions of the General Shareholders’ Meeting held on November 18th, 2009, will be submitted for approval of the shareholders of the Company.

After the amendment, the second paragraph of the Company’s Restated Memorandum of Association of RIC would be worded as follows:

“The Registered Office of the Company shall be at the offices of ATC Trustees(Cayman) Limited, Landmark Square, 3rd Floor, 64 Earth Close, P.O. Box 30592, Grand Cayman KY1-1203, Cayman Islands or at such other place as the Directors may from time to time decide.”.

The Company designated Spain as Home Member State for the purposes of the transparency rules and regulations applicable to issuers of securities admitted to trading on European Union regulated markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 3rd, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer